Filed by ONEOK, Inc.
(Commission File No. 001-13643)
Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: ONEOK Partners, L.P.
(Commission File No.: 1-12202)

This filing relates to the proposed business combination of ONEOK, Inc. (“OKE”) and ONEOK Partners, L.P. (“OKS”) pursuant to the terms of an Agreement and Plan of Merger, dated as of January 31, 2017 (the “Merger Agreement”), by and among OKE, New Holdings Subsidiary, LLC, OKS, and ONEOK Partners GP, L.L.C. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by OKS on February 1, 2017, and is incorporated by reference into this filing.

ONEOK, Inc. (OKE) Acquisition of ONEOK Partners, L.P. (OKS) Tax Questions
Frequently Asked Questions (FAQs)
THIS DOCUMENT IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONTAIN A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME TAX CONSEQUENCES RELATED TO THE TRANSACTION, INCLUDING THE RECEIPT, OWNERSHIP AND DISPOSITION OF SHARES OF ONEOK COMMON STOCK RECEIVED IN THE TRANSACTION. EACH HOLDER OF ONEOK PARTNERS COMMON UNITS IS STRONGLY URGED TO CONSULT WITH AND RELY UPON ITS OWN TAX ADVISOR AS TO THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO SUCH HOLDER RELATED TO THE TRANSACTION, INCLUDING THE RECEIPT, OWNERSHIP AND DISPOSITION OF SHARES OF ONEOK COMMON STOCK RECEIVED IN THE TRANSACTION, TAKING INTO ACCOUNT EACH HOLDERS’ OWN PARTICULAR CIRCUMSTANCES.
Q: When will the transaction close?
A: The transaction is expected to close in the second quarter of 2017.
Q: Will ONEOK personnel be able to help with my tax-related questions?
A: If you have tax related questions, please contact a tax advisor familiar with partnership taxation and specifically the taxation of Master Limited Partnership unitholders. ONEOK’s investor relations department is not staffed by tax personnel and ONEOK personnel do not provide tax advice.
Q: What are the expected U.S. federal income tax consequences to the OKS unitholders resulting from the transaction and how will the transaction affect their taxes?
A: The exchange of OKS units for OKE common stock should be treated as a sale of your OKS units in a taxable transaction for U.S. federal income tax purposes. A U.S. holder of OKS units should recognize a gain or loss.
You can estimate your gain or loss from the transaction through the following process. This calculation is an estimate only.  You will not be able to calculate your actual, final tax effect from this transaction until you receive your final Schedule K-1 and supporting materials (expected to be delivered in March, 2018).

1.
Calculate your estimated consideration received in the transaction by multiplying the number of OKS units you own by 0.985 to estimate the number of whole shares and cash in lieu of fractional shares of OKE common stock you will receive. Multiply the number of whole shares by the closing price of OKE stock on the transaction close date to determine the estimated “sales price.”

2.
If the exchange ratio from Step 1 results in a fractional share of OKE common stock, you will receive cash in lieu of the fractional share. No fractional shares of OKE common stock will be issued. Cash in lieu of fractional shares will be computed by multiplying the fractional interest by the average of the closing OKE share price for the five consecutive full trading days ending on the full trading day immediately preceding the transaction close date. Add cash received in lieu of fractional shares to the “sales price.”

3.
Reduce the “sales price” by your estimated adjusted tax basis in OKS units. Your estimated basis in OKS units at December 31, 2016 will be outlined on your Schedule K-1 for 2016 that you will receive in early March 2017.

4.	Further reduce this basis number at December 31, 2016 by any OKS distributions you receive in 2017.

5.
Any 2017 OKS taxable income or loss before the transaction will also be allocable to you. Taxable losses allocable to you will reduce your basis and increase your realized gain in the transaction, while any taxable income allocable to you will increase your basis and decrease your realized gain in the transaction.

6.	Any ordinary gain generated from the transaction may be reduced by any passive loss carryforwards, to the extent such passive loss carryforwards are available.

The tax consequences of the transaction to each OKS unitholder will be unique and depend on the OKS unitholder’s particular facts and circumstances. You should consult your own tax advisor to determine the specific consequences to you of the transaction, including under the laws of any applicable state, local or foreign jurisdiction, and under any applicable U.S. federal laws other than those pertaining to income taxes.
You can visit the website https://www.taxpackagesupport.com/oneok to estimate your gain or loss on this transaction via the online K-1 support. Unitholders not registered with the website will need to register to access the website. Please note the gain/loss calculator will calculate a unitholder’s estimated gain or loss based on the unitholders tax basis at December 31, 2016. OKS 2017 operating activity will not be reflected in the estimated results from the gain/loss calculator. Any ordinary gain generated from the transaction may be reduced by any passive loss carryforwards, to the extent such passive loss carryforwards are available.
THE LINK TO THE TAX PACKAGE SUPPORT WEBSITE IS PROVIDED FOR CONVENIENCE ONLY, AND THE INFORMATION CONTAINED ON THE TAX PACKAGE SUPPORT WEBSITE IS EXPRESSLY NOT INCORPORATED BY REFERENCE INTO THIS DOCUMENT. YOUR ORIGINAL BASIS INFORMATION WAS PROVIDED TO THE OPERATOR OF THE TAX PACKAGE SUPPORT WEBSITE BY YOUR BROKER AND YOU SHOULD CONSULT YOUR BROKER AND TAX ADVISOR TO CONFIRM YOUR BASIS INFORMATION. ONEOK DOES NOT OPERATE THE WEBSITE, CANNOT GUARANTEE THE ACCURACY OF THE INFORMATION ON THE WEBSITE AND DISCLAIMS ANY RESPONSIBILITY FOR SUCH INFORMATION.
Q: What are the expected state income tax consequences to the OKS unitholders resulting from the transaction and how will the transaction affect their state taxes?
A: The taxable transaction should have state income tax consequences. Your most recent Schedule K-1 will report state apportionment factors to help estimate your state income tax impact. You should consult your own tax advisor to determine the specific consequences to you of the transaction.
Q: What are the expected U.S. federal income tax consequences to the OKE stockholders resulting from the transactions and how will the transaction affect their taxes?
A: The transaction will not have any tax consequences for OKE stockholders that do not own any OKS units.
Q: What tax documents will I receive after the close of the transactions? When should I expect to receive a K-1?
A: OKS unitholders: The transaction is expected to close in the second quarter of 2017. OKS unitholders will receive a final Schedule K-1 and supporting materials (expected to be delivered in March, 2018). OKS unitholders can expect to receive a final Schedule K-1, an Ownership Schedule, a Sales Worksheet, and a State Tax Schedule as part of that package.
- OKE stockholders: You will not receive any tax documents as a result of the OKS transaction.
Q: What will my tax basis be in my new shares of OKE?
A: A U.S. holder’s tax basis in any shares of OKE common stock received in the transaction should equal the closing OKE share price on the transaction close date.
Q: What consideration will I receive for my OKS units?
A: In general, holders of OKS units will receive 0.985 shares of OKE common stock for each OKS unit. However, no fractional shares of OKE common stock will be issued. Instead, holders of OKS units will receive cash in lieu of fractional shares.

Q: Will OKE continue being a corporation that generates an IRS Form 1099?
A: Yes. OKE stockholders will receive an annual IRS Form 1099-DIV reflecting their dividend income.
Q: Can I access the Registration Statement, Proxy Statement / Prospectus and other documents filed with the SEC by OKE online?
A: These materials, as filed with the SEC, are available online at www.sec.gov and on ONEOK’s and ONEOK Partners’ investor relations websites at http://ir.oneok.com/ or http://ir.oneokpartners.com.
Q: Will I receive dividends after the transaction?
A: OKE has previously paid quarterly dividends and expects to continue to pay quarterly cash dividends to its stockholders. Management expects to recommend a quarterly dividend of $0.745 per share to the OKE board for the first quarterly dividend following the close of the transaction. However, OKE cannot guarantee that any dividends will be declared or paid in the future.
Q: What type of dividend does OKE pay?
A: OKE is classified as a corporation for U.S. federal income tax purposes. A distribution of cash by OKE to a U.S. stockholder will generally be included in such U.S. stockholder’s income as ordinary dividend income to the extent of OKE’s current and accumulated ‘’earnings and profits’’ as determined under U.S. federal income tax principles. Please contact a tax advisor regarding specific tax related questions.

* * *
Forward Looking Statements
This filing contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates”, “believes,” “expects”, “intends”, “plans”, “projects”, “will”, “would”, “should”, “may”, and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect OKE’s and OKS’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving OKE and OKS, including future financial and operating results, OKE’s and OKS’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including future results of operations, projected cash flow and liquidity, business strategy, expected synergies or cost savings, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this filing will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties, many of which are beyond our control, and are not guarantees of future results. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. These risks and uncertainties include, without limitation, the following:

•	the ability to obtain the requisite OKE stockholder and OKS unitholder approvals relating to the proposed transaction;

•
the risk that OKS or OKE may be unable to obtain governmental and regulatory approvals required for the proposed transaction, if any, or required governmental and regulatory approvals, if any, may delay the proposed transaction or result in the imposition of conditions that could cause the parties to abandon the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the timing to consummate the proposed transaction;

•	the risk that the cost savings, tax benefits and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;

•	disruption from the transaction may make it more difficult to maintain relationships with customers, employees or suppliers;

•	the possible diversion of management time on merger-related issues;

•	the impact and outcome of pending and future litigation, including litigation, if any, relating to the proposed transaction;

•	the effects of weather and other natural phenomena, including climate change, on OKE and/or OKS operations, demand for OKE and/or OKS services and energy prices;

•
competition from other United States and foreign energy suppliers and transporters, as well as alternative forms of energy, including, but not limited to, solar power, wind power, geothermal energy and biofuels such as ethanol and biodiesel;

•	the capital intensive nature of our businesses;

•	the profitability of assets or businesses acquired or constructed by us;

•	our ability to make cost-saving changes in operations;

•	risks of marketing, trading and hedging activities, including the risks of changes in energy prices or the financial condition of our counterparties;

•	the uncertainty of estimates, including accruals and costs of environmental remediation;

•	the timing and extent of changes in energy commodity prices;

•
the effects of changes in governmental policies and regulatory actions, including changes with respect to income and other taxes, pipeline safety, environmental compliance, climate change initiatives and authorized rates of recovery of natural gas and natural gas transportation costs;

•
the impact on drilling and production by factors beyond our control, including the demand for natural gas and crude oil; producers’ desire and ability to obtain necessary permits; reserve performance; and capacity constraints on the pipelines that transport crude oil, natural gas and NGLs from producing areas and our facilities;

•	difficulties or delays experienced by trucks, railroads or pipelines in delivering products to or from our terminals or pipelines;

•	changes in demand for the use of natural gas, NGLs and crude oil because of market conditions caused by concerns about climate change;

•	conflicts of interest between OKE, OKS, ONEOK Partners GP, and related parties of OKE, OKS, and ONEOK Partners GP;

•
the impact of unforeseen changes in interest rates, equity markets, inflation rates, economic recession and other external factors over which we have no control, including the effect on pension and postretirement expense and funding resulting from changes in equity and bond market returns;

•
our indebtedness could make us vulnerable to general adverse economic and industry conditions, limit our ability to borrow additional funds and/or place us at competitive disadvantages compared with our competitors that have less debt, or have other adverse consequences;

•	actions by rating agencies concerning the credit ratings of OKE and OKS;

•
the results of administrative proceedings and litigation, regulatory actions, rule changes and receipt of expected clearances involving any local, state or federal regulatory body, including the Federal Energy Regulatory Commission (FERC), the National Transportation Safety Board, the Pipeline and Hazardous Materials Safety Administration (PHMSA), the U.S. Environmental Protection Agency (EPA) and the U.S. Commodity Futures Trading Commission (CFTC);

•	our ability to access capital at competitive rates or on terms acceptable to us;

•
risks associated with adequate supply to our gathering, processing, fractionation and pipeline facilities, including production declines that outpace new drilling or extended periods of ethane rejection;

•	the risk that material weaknesses or significant deficiencies in our internal controls over financial reporting could emerge or that minor problems could become significant;

•	the impact and outcome of pending and future litigation;

•	the ability to market pipeline capacity on favorable terms, including the effects of:

◦	future demand for and prices of natural gas, NGLs and crude oil;

◦	competitive conditions in the overall energy market;

◦	availability of supplies of Canadian and United States natural gas and crude oil; and

◦	availability of additional storage capacity;

•	performance of contractual obligations by our customers, service providers, contractors and shippers;

•	the timely receipt of approval by applicable governmental entities for construction and operation of our pipeline and other projects and required regulatory clearances;

•
our ability to acquire all necessary permits, consents or other approvals in a timely manner, to promptly obtain all necessary materials and supplies required for construction, and to construct gathering, processing, storage, fractionation and transportation facilities without labor or contractor problems;

•	the mechanical integrity of facilities operated;

•	demand for our services in the proximity of our facilities;

•	our ability to control operating costs;

•	acts of nature, sabotage, terrorism or other similar acts that cause damage to our facilities or our suppliers’ or shippers’ facilities;

•	economic climate and growth in the geographic areas in which we do business;

•	the risk of a prolonged slowdown in growth or decline in the United States or international economies, including liquidity risks in United States or foreign credit markets;

•	the impact of recently issued and future accounting updates and other changes in accounting policies;

•	the possibility of future terrorist attacks or the possibility or occurrence of an outbreak of, or changes in, hostilities or changes in the political conditions in the Middle East and elsewhere;

•	the risk of increased costs for insurance premiums, security or other items as a consequence of terrorist attacks;

•
risks associated with pending or possible acquisitions and dispositions, including our ability to finance or integrate any such acquisitions and any regulatory delay or conditions imposed by regulatory bodies in connection with any such acquisitions and dispositions;

•	the impact of uncontracted capacity in our assets being greater or less than expected;

•	the ability to recover operating costs and amounts equivalent to income taxes, costs of property, plant and equipment and regulatory assets in our state and FERC-regulated rates;

•	the composition and quality of the natural gas and NGLs supplied to OKS gathering system and processed in OKS plants and transported on OKS pipelines;

•	the efficiency of our plants in processing natural gas and extracting and fractionating NGLs;

•	the impact of potential impairment charges;

•	the risk inherent in the use of information systems in our respective businesses, implementation of new software and hardware, and the impact on the timeliness of information for financial reporting;

•	our ability to control construction costs and completion schedules of our pipelines and other projects; and

•
the ability of management to execute its plans to meet its goals and other risks inherent in OKE’s and OKS’s businesses that are discussed in OKE’s and OKS’s most recent annual reports on Form 10-K, respectively, and in other OKE and OKS reports on file with the Securities and Exchange Commission (the “SEC”).

These reports are also available from the sources described above. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither OKE nor OKS undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in the most recent reports on Form 10-K and Form 10-Q and other documents of OKE and OKS on file with the SEC. OKE’s and OKS’s SEC filings are available publicly on the SEC’s website at www.sec.gov.
Additional Information And Where To Find It
This communication is not a solicitation of any vote, approval, or proxy from any OKE stockholder or OKS unitholder. In connection with the proposed transaction, OKE filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary joint proxy statement of OKE and OKS and that also constitutes a preliminary prospectus of OKE. These materials are not yet final and will be amended. Each of OKE and OKS may also file other documents with the SEC regarding the proposed transaction. OKE will mail the joint proxy statement/prospectus to its stockholders, and OKS will mail the joint proxy statement/prospectus to its unitholders. This document is not a substitute for any prospectus, proxy statement or any other document which OKE or OKS may file with the SEC in connection with the proposed transaction. OKE and OKS urge investors and their respective stockholders and unitholders to read the registration statement, including the preliminary joint proxy statement/prospectus that is a part of the registration statement, and the definitive joint proxy statement/prospectus, and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available, as well as other documents filed with the SEC, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction (when they become available), free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from OKE’s website (www.oneok.com) under the tab “Investors” and then under the heading “SEC Filings”. You may also obtain these documents, free of charge, from OKS’s website (www.oneokpartners.com) under the tab “Investors” and then under the heading “SEC Filings.”
Participants In The Solicitation
OKE, OKS and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from OKE stockholders and OKS unitholders in favor of the proposed transaction and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of OKE stockholders and OKS unitholders in connection with the proposed transaction is contained in the preliminary joint proxy statement/prospectus and will be set forth in the definitive joint proxy statement/prospectus when it becomes available. You can find information about OKE’s executive officers and directors in its definitive proxy statement filed with the SEC on April 5, 2016. You can find information about OKS’s executive officers and directors in its annual report on Form 10-K filed with the SEC on February 28, 2017. Additional information about OKE’s executive officers and directors and OKS’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from OKE and OKS using the contact information above.